                                                                 FILE NO. 69-250

                       SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.

                                   FORM U-3A-2/A
                                  (Amendment 1)

                      Statement by Holding Company Claiming
                      Exemption under Rule U-3A-2 from the
                    Provisions of the Public Utility Holding
                               Company Act of 1935

                      To be Filed Annually Prior to March 1



TECO Energy, Inc., TECO Power Services Corporation and Hardee Power I, Inc., hereby file with the Securities and Exchange Commission, pursuant to Rule 2, their statements claiming exemption as holding companies from the provisions of the Public Utility Holding Company Act of 1935 (the "Act") and submit the following information:

1. Name, State of organization, location and nature of business of claimants and every subsidiary thereof, other than any exempt wholesale generator
       (EWG) or foreign utility company in which claimants directly or indirectly hold an interest.

       Claimant, TECO Energy, Inc. ("TECO Energy"), is a corporation organized on January 15, 1981 under the laws of the State of Florida and a holding company exempt from registration pursuant to Rule 2 under the Act (File no. 69-250). TECO Energy conducts no business and owns no operating assets, but does own directly or indirectly the common stock of, or an ownership interest in, 127 subsidiaries.

       Claimant, TECO Power Services Corporation ("TECO Power"), is a corporation organized on May 26, 1987 under the laws of the State of Florida and a holding company exempt from registration pursuant to Rule 2 under the Act (File no. 69-250). TECO Power owns no operating assets, but does own directly or indirectly the common stock of, or an ownership interest in, 69 subsidiaries.

       Claimant, Hardee Power I, Inc. ("Hardee Power I"), is a corporation organized on March 21, 1990 under the laws of the State of Florida and a holding company exempt from registration pursuant to Rule 2 under the Act (File no. 69-250). Hardee Power I, owns no operating assets, but does own a general partnership interest in Hardee Power Partners, Ltd. ("Hardee Power Partners"), a public utility company for purposes of the Act. Hardee Power Partners is a limited partnership organized under the laws of Florida. Hardee Power I is a direct wholly owned subsidiary of TECO Power and has no subsidiaries or partnership interests other than a partnership interest in Hardee Power Partners.

       TECO Energy previously applied for and received an order pursuant to Sections 9(a)(2) and 10 of the Act approving its direct or indirect acquisition of up to 100% of the voting securities of Hardee Power Partners. (See Act Release No. 35-25199). Other than Hardee Power Partners, no subsidiary of TECO Power or Hardee Power I is a public utility company for purposes of the Act.

       The principal business address, location and nature of business of the claimants and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest are as follows:




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


NAME AND ADDRESS                                               LOCATION AND NATURE OF BUSINESS
----------------                                               -------------------------------
TECO Energy, Inc.                                               Florida.  Parent company.
(TECO Energy)
TECO Plaza
702 North Franklin Street
Tampa, FL 33602

Tampa Electric Company(1)                                       Florida.  Through its electric
(Tampa Electric)                                                division, operates as an
TECO Plaza                                                      electric utility serving West
702 North Franklin Street                                       Central Florida.  Through its
Tampa, FL 33602                                                 Peoples Gas System division,
                                                                operates as a local natural gas
                                                                distribution business serving
                                                                territories in Florida.

    TERMCO, Inc.                                                Florida.  Acts as exclusive
    (TERMCO)                                                    broker for Tampa Electric
    TECO Plaza                                                  in the purchase and sale
    702 North Franklin Street                                   of real property.
    Tampa, FL 33602

    Power Engineering &                                         Florida.  Engaged in the
    Construction, Inc.                                          engineering and construction of
    (PEC)                                                       transmission and distribution
    TECO Plaza                                                  facilities outside of Tampa
    702 North Franklin Street                                   Electric's retail service
    Tampa, FL 33602                                             territory.

TECO Investments, Inc.(1)                                       Florida. Invests capital
(TECO Investments)                                              in short- and long-term
TECO Plaza                                                      financial investments.
702 North Franklin Street
Tampa, FL 33602

TECO Inventory Company(1)                                       Florida. Operations
(TECO Inventory Company)                                        discontinued in 1999.
TECO Plaza
702 North Franklin Street
Tampa, FL  33602

TECO Finance, Inc.(1)                                           Florida. Provides financing
(TECO Finance)                                                  for the diversified
TECO Plaza                                                      activities of TECO Energy.
702 North Franklin Street
Tampa, FL 33602

TECO Oil & Gas, Inc.(1)                                         Texas.  Operations
(TECO Oil & Gas)                                                discontinued in 1998.
TECO Plaza
702 North Franklin Street
Tampa, FL 33602

TECO Diversified, Inc.(1)                                       Florida.  Holding company.
(TECO Diversified)
TECO Plaza
702 North Franklin Street
Tampa, FL 33602

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


NAME AND ADDRESS                                               LOCATION AND NATURE OF BUSINESS
----------------                                               -------------------------------
    TECO Coal Corporation                                       Kentucky.  Holding company.
    (TECO Coal)
    200 Allison Boulevard
    Corbin, KY 40701

      Bear Branch Coal Company                                  Kentucky.  Coal mining.
      (Bear Branch)
      200 Allison Boulevard
      Corbin, KY 40701

      Raven Rock Development                                    Kentucky.  Real estate
      Corporation                                               development investment.
      (Raven Rock)
      200 Allison Boulevard
      Corbin, KY 40701

      Clintwood Elkhorn Mining                                  Kentucky.  Coal mining and
      Company                                                   processing.
      (Clintwood)
      200 Allison Boulevard
      Corbin, KY 40701

      Gatliff Coal Company                                      Kentucky and Tennessee. Coal
      (Gatliff)                                                 mining and processing.
      200 Allison Boulevard
      Corbin, KY 40701

      Pike-Letcher Land Company                                 Kentucky.  Land management.
      (Pike-Letcher)
      200 Allison Boulevard
      Corbin, KY 40701

      Premier Elkhorn Coal Company                              Kentucky.  Coal mining and
      (Premier Elkhorn)                                         processing.
      200 Allison Boulevard
      Corbin, KY 40701

      Rich Mountain Coal Company                                Tennessee.  Coal mining.
      (Rich Mountain)
      200 Allison Boulevard
      Corbin, KY 40701

      Perry County Coal Corporation                             Kentucky.  Coal mining and
      (Perry County)                                            processing.
      200 Allison Boulevard
      Corbin, KY  40701

         Ray Coal Company, Inc.                                 Kentucky.  Land management.
         (Ray Coal)
         200 Allison Boulevard
         Corbin, KY  40701

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


NAME AND ADDRESS                                               LOCATION AND NATURE OF BUSINESS
----------------                                               -------------------------------
           Whitaker Coal Corporation                            Kentucky.  Holds assets of Perry
           (Whitaker Coal)                                      County Coal Company.
           200 Allison Boulevard
           Corbin, KY  40701

    TECO Coalbed Methane, Inc.                                  Alabama.  Participates in
    (TECO Coalbed Methane)                                      the production of natural
    TECO Plaza                                                  gas from coal seams.
    702 North Franklin Street
    Tampa, FL  33602

   TECO Solutions, Inc.                                         Florida.  Holding company.
   (TECO Solutions)
   702 North Franklin Street
   Tampa, FL  33602

      TECO BGA, Inc.(1)                                         Florida and California.
      (formerly Bosek, Gibson and                               Energy services company which
      Associates, Inc.)                                         performs engineering analysis,
      (BGA)                                                     design and construction
      TECO Plaza                                                management.
      702 North Franklin Street
      Tampa, FL  33602

         BGA Special Project One                                Florida.  Limited partner of
        (Special Project One)                                   TECO/AGC, Limited.
         TECO Plaza
         702 North Franklin Street
         Tampa, FL 33602

         TECO AGC, Inc.                                         Florida.  General partner of
         (formerly TECO/BGA. Inc.)                              TECO/AGC, Limited.
         (TECO AGC)
         TECO Plaza
         702 North Franklin Street
         Tampa, FL  33602

           TECO AGC, Limited                                    Florida.  Limited partnership
           (formerly TECO/BGA Limited)                          which owns and operates a
           (TECO AGC Limited)                                   chilled water facility in
           TECO Plaza                                           Tampa.
           702 North Franklin Street
           Tampa, FL  33602

   TECO Gas Services, Inc.                                      Florida. Buys and sells natural
   (TECO Gas Services)                                          gas supplies.  Does not own or
   TECO Plaza                                                   operate any facilities for the
   702 North Franklin street                                    distribution of natural or
   Tampa, FL  33602                                             manufactured gas at retail.


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


NAME AND ADDRESS                                               LOCATION AND NATURE OF BUSINESS
----------------                                               -------------------------------
    TECO Properties Corporation                                 Florida.  Real estate
    (TECO Properties)                                           investment.
    TECO Plaza
    702 North Franklin Street
    Tampa, FL 33602

      CPSC, Inc.                                                Florida.  Real estate investment.
      (CPSC)
      TECO Plaza
      702 North Franklin Street
      Tampa, FL 33602

      30th Street R&D Park, Inc.                                Florida.  Real estate
      (30th Street R&D)                                         investment.
      TECO Plaza
      702 North Franklin Street
      Tampa, FL  33602

      UTC II, Inc.                                              Florida.  Real estate
      (UTC II)                                                  investment, whose assets were sold
      TECO Plaza                                                in 1999.
      702 North Franklin Street
      Tampa, FL  33602

      Brandon Properties Partners,                              Florida.  Real estate
      Ltd.                                                      investment.
      (Brandon Properties)
      TECO Plaza
      702 North Franklin Street
      Tampa, FL 33602

      Southshore Residential, Inc.                              Florida.  Limited partner of
      (Southshore Residential)                                  South Shore Properties
      TECO Plaza                                                Partners, Ltd.
      702 North Franklin Street
      Tampa, FL 33602

         South Shore Properties                                 Florida. Real estate
         Partners, Ltd.                                         investment.
         TECO Plaza
         702 North Franklin Street
         Tampa, FL 33602

      K-T No. 1, LLC                                            Florida.  Real estate
      (K-T No. 1)                                               investment.
      3100 Clay Street STE 275
      Orlando, FL  32804

   TECO Partners, Inc.                                          Florida.  Currently sales and
   (TECO Partners)                                              marketing.  Non-operating company
   TECO Plaza                                                   during 2000.
   702 North Franklin Street
   Tampa, FL  33602


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


NAME AND ADDRESS                                               LOCATION AND NATURE OF BUSINESS
----------------                                               -------------------------------
   BCH Mechanical, Inc.                                         Florida.  Mechanical contracting.
   (BCH Mechanical)
   TECO Plaza
   702 North Franklin Street
   Tampa, FL  33602

      SDB Leasing Corporation                                   Florida.  Equipment leasing company
      (SDB Leasing)                                             for BCH Mechanical companies.
      TECO Plaza
      702 North Franklin Street
      Tampa, FL  33602

      Staffing Systems, Inc.                                    Florida.  Professional employee
      (Staffing Systems)                                        organization that provides payroll
      TECO Plaza                                                services to BCH Mechanical
      702 North Franklin Street                                 companies.
      Tampa, FL  33602

    TECO Transport Corporation                                  Florida. Holding company.
    (TECO Transport)
    TECO Plaza
    702 North Franklin Street
    Tampa, FL 33602

      Electro-Coal Transfer, LLC                                Louisiana.  Transfers and
      (Electro-Coal)                                            stores coal and other bulk
      TECO Plaza                                                commodities.
      702 North Franklin Street
      Tampa, FL 33602

      Gulfcoast Transit Company                                 Florida.  Transports coal and
      (Gulfcoast)                                               other bulk commodities in
      TECO Plaza                                                ocean-going vessels to various
      702 North Franklin Street                                 domestic and international
      Tampa, FL 33602                                           destinations.

      Mid-South Towing Company                                  Mississippi, Ohio and Illinois
      (Mid-South)                                               rivers.  Transports coal
      TECO Plaza                                                and other bulk commodities
      702 North Franklin Street                                 in river barges.
      Tampa, FL 33602

      TECO Towing Company                                       Mississippi, Ohio and Illinois
      (TECO Towing)                                             rivers.  Charters river barges
      TECO Plaza                                                and purchases fuel for
      702 North Franklin Street                                 subsequent resale to affiliated
      Tampa, FL 33602                                           companies.

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


NAME AND ADDRESS                                               LOCATION AND NATURE OF BUSINESS
----------------                                               -------------------------------
TECO Stevedoring Services, Inc.(1)                              Florida.  Unloads coal from
(formerly GC Service Company, Inc.)                             ocean-going vessels and
(TECO Stevedoring)                                              repairs vessels.
TECO Plaza
702 North Franklin Street
Tampa, FL 33602

Peoples Sales & Service Company(1)                              Florida.  Non-operating
(Peoples Sales & Service)                                       company.
TECO Plaza
702 North Franklin Street
Tampa, FL 33602

TECO Propane Ventures, LLC(1)                                   Florida.  Holds an interest in
(TECO Propane Ventures)                                         U.S. Propane, LLC
TECO Plaza
702 North Franklin Street
Tampa, FL 33602

   U.S. Propane, LLC                                            Oklahoma.  Retail propane
   (U.S. Propane)                                               distribution.
   8801 South Yale Avenue STE 310
   Tulsa, OK  74137

   U.S. Propane, LP                                             Oklahoma.  Retail propane
   (U.S. Propane LP)                                            distribution.
   8801 South Yale Avenue STE 310
   Tulsa, OK  74137

   Heritage Holdings, Inc.                                      Oklahoma.  Holding company.
   (Heritage Holdings)
   8801 South Yale Avenue STE 310
   Tulsa, OK  74137

TECO Propane Properties, Inc.(1)                                Florida.  Non-operating
(TECO Propane Properties)                                       company.
702 North Franklin Street
Tampa, FL  33602

Suwannee Gas Marketing, Inc.(1)                                 Florida.  Holding company.
(Suwannee Gas)
TECO Plaza
702 North Franklin Street
Tampa, FL 33602

    Florida Natural Fuels, Ltd.                                 Florida. Sells compressed
    (Florida Natural Fuels)                                     natural gas as motor fuel.
    TECO Plaza
    702 North Franklin Street
    Tampa, FL 33602

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NAME AND ADDRESS                                               LOCATION AND NATURE OF BUSINESS
----------------                                               -------------------------------
    Seminole Gas Marketing                                     Florida.  General partnership
    (Seminole Gas)                                             which markets natural gas to
    P.O. Box 2563                                              end-users.  Does not own or
    1900 5th Avenue North                                      operate any facilities for the
    Birmingham, AL 35202                                       distribution of natural or
                                                               manufactured gas at retail.

Peoples Gas System(Florida),                                   Florida.  Name-holding company
Inc. (1) with no operations.
TECO Plaza
702 North Franklin Street
Tampa, FL 33602

TECO Funding Company I, LLC(1)                                 Delaware. Formed in connection
(TECO Funding Company I)                                       with the issuance of trust preferred
300 Delaware Avenue 9th Floor                                  securities to the public in 2000.
Wilmington, DE  19801

TECO Funding Company II, LLC(1)                                Delaware. Formed in connection
(TECO Funding Company I)                                       with potential future issuance of
300 Delaware Avenue 9th Floor                                  trust preferred securities.
Wilmington, DE  19801

TECO Funding Company III, LLC(1)                               Delaware. Formed in connection
(TECO Funding Company I)                                       with potential future issuance of
300 Delaware Avenue 9th Floor                                  trust preferred securities.
Wilmington, DE  19801

TECO Power Services Corporation(1)                             Florida. Holding company.(2)
702 N. Franklin Street
Tampa, Florida  33602

     Hardee Power I, Inc.                                      Florida.  General partner
     702 North Franklin Street                                 of Hardee Power Partners. (2)
     Tampa, Florida 33602

     Hardee Power II, Inc.                                     Florida. Limited partner of
     702 North Franklin Street                                 Hardee Power Partners.
     Tampa, Florida 33602

         Hardee Power Partners, Ltd.                           Florida.  Limited
         702 North Franklin Street                             partnership which owns
         Tampa, Florida  33602                                 Hardee Power Station, a
                                                               wholesale power generation
                                                               project. (2)

     TPS Hamakua, Inc.Florida.                                 A general partner
     702 North Franklin Street                                 of Hamakua Energy Partners L.P.,
     Tampa, Florida 33602                                      an EWG.

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


NAME AND ADDRESS                                               LOCATION AND NATURE OF BUSINESS
----------------                                               -------------------------------
     TPS Hawaii, Inc. Florida.                                A limited partner of
     702 North Franklin Street                                Hamakua Energy Partners L.P., an
     Tampa, Florida 33602                                     EWG.

     TPS Hamakua Land, Inc.                                   Florida.  Real estate holding
     702 North Franklin Street                                company.
     Tampa, Florida 33602

     TPS Virginia Operations                                  Virginia.  Proposed organization to
     Company                                                  become the operator of Commonwealth
     702 N. Franklin Street                                   Chesapeake Power Station on a cost-
     Tampa, Florida  33602                                    reimbursement basis upon execution
                                                              Of an O&M agreement.

     TECO Power Ventures, Inc.                                Florida.  Owns TPS Power
     702 North Franklin Street                                Ventures, LLC.
     Tampa, Florida  33602

         TPS Power Ventures, LLC                              Delaware. Owns TPS Del, LLC and
         (formerly GenPower LLC)                              TPS McAdams, LLC, EWG's.
         702 N. Franklin Street
         Tampa, Florida  33602

     TPS LP, Inc.                                             Florida.  Joint venture partner
     702 North Franklin Street                                of TECO-Panda Generating Company,
     Tampa, Florida  33602                                    L.P.

     TPS GP, Inc.                                             Florida.  Joint venture partner
     702 North Franklin Street                                of TECO-Panda Generating Company,
     Tampa, Florida  33602                                    L.P.

         TECO-Panda Generating                                Delaware. Joint venture partnership
         Company, L.P.                                        engaged in wholesale power
         4100 Spring Valley Road                              generation.
         Suite 1001
         Dallas, Texas  75244

              Union Power I, LLC                              Delaware.  General Partner of Union
              4100 Spring Valley Road                         Power Partners, L.P., an EWG.
              Suite 1001
              Dallas, Texas  75244

              Union Power II, LLC                             Delaware.  Limited Partner of Union
              4100 Spring Valley Road                         Power Partners, L.P., an EWG.
              Suite 1001
              Dallas, Texas  75244

              Panda Gila River, I, LLC                        Delaware.  General Partner of Panda
              4100 Spring Valley Road                         Gila River, L.P., an EWG.
              Suite 1001
              Dallas, Texas  75244

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NAME AND ADDRESS                                               LOCATION AND NATURE OF BUSINESS
----------------                                               -------------------------------
              Panda Gila River II, LLC                        Delaware.  Limited Partner of Panda
              4100 Spring Valley Road                         Gila River, L.P., an EWG.
              Suite 1001
              Dallas, Texas  75244

                  Panda Gila River                            Delaware.  Gas transmission
                  Pipeline, LLC                               company.
                  4100 Spring Valley Road
                  Suite 1001
                  Dallas, Texas  75244

              Trans-Union Interstate I,                       Delaware.  General Partner of Trans-
              LLC                                             Union Interstate Pipeline, L.P.
              4100 Spring Valley Road
              Suite 1001
              Dallas, Texas  75244

              Trans-Union Interstate II                       Delaware.  Limited Partner of Trans-
              LLC                                             Union Interstate Pipeline, L.P.
              4100 Spring Valley Road
              Suite 1001
              Dallas, Texas  75244

                  Trans-Union Interstate                      Delaware.  Gas transmission
                  Pipeline, L.P.                              company.
                  4100 Spring Valley Road
                  Suite 1001
                  Dallas, Texas  75244

     TPS Holdings, Inc.                                       Florida. Non-operating
     702 N. Franklin Street                                   company.
     Tampa, Florida  33602

     TPS Guatemala One, Inc.                                  Florida.  Developer and partner
     702 N. Franklin Street                                   of a wholesale power generation
     Tampa, Florida  33602                                    project.

     TPS Operations Company                                   Florida. Operator of Hardee
     702 N. Franklin Street                                   Power Station on a
     Tampa, Florida  33602                                    cost-reimbursement basis.

     TECO EnergySource, Inc.                                  Florida. Subsidiary formed for
     702 N. Franklin Street                                   the purpose of marketing and
     Tampa, Florida  33602                                    selling energy.

     TPS Materials, Inc.                                      Florida.  Non-operating company.
     702 N. Franklin Street
     Tampa, Florida  33602

     TM Power Ventures, LLC                                   Delaware.  Joint venture that
     712 Main Street, Suite 2200                              develops projects for production of
     Houston, Texas 77002                                     electricity, thermal energy, chilled
                                                              water and byproducts.

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


NAME AND ADDRESS                                               LOCATION AND NATURE OF BUSINESS
----------------                                               -------------------------------
         Mosbacher Power Group LLC                            Delaware. Non-operating company.
         712 Main Street, Suite 2200
         Houston, Texas 77002

         TM Czech Power LLC                                   Delaware.  Holding company.
         702 North Franklin Street
         Tampa, Florida 33602

              TM Kladno Electricidad,                         Spain.  Holding company.
              s.r.l.
              702 North Franklin Street
              Tampa, Florida 33602

                TM Kladno, B.V.                               The Netherlands.  Holding company.
                702 North Franklin Street
                Tampa, Florida 33602

                  Nations Kladno, B.V.                        The Netherlands.  Holding company.
                  1076 A2 Amsterdam
                  Locatellikade 1,
                  Parnassustoren
                  The Netherlands

                    Matra Powerplant                          The Netherlands. Holding company.
                    Holdings, B.V.
                    J.J. Viottastraat 46
                    1071 J. Amsterdam,
                    The Netherlands

         TM ECK, LLC                                          Delaware.  Holding company.
         712 Main Street
         Suite 2200
         Houston, Texas 77002

              Nations Kladno (II) B.V.                        Netherlands.  Holding company.
              1076 A2 Amsterdam
              Locatellikade 1,
              Parnassustoren
              The Netherlands

         TM Delmarva Power LLC                                Delaware.  Holds an interest in
         712 Main Street                                      Commonwealth Chesapeake
         Suite 200                                            Company, LLC, an EWG.
         Houston, Texas 77002

         TMPV Caledonia LLC                                   Delaware. Joint venture
         712 Main Street                                      partner in the development
         Suite 200                                            of a cogeneration facility.
         Houston, Texas 77002

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


NAME AND ADDRESS                                               LOCATION AND NATURE OF BUSINESS
----------------                                               -------------------------------

     TPS International Power, Inc.                            Cayman Islands. Subsidiary
     P. O. Box 866                                            formed for the purpose of
     Anderson Square Building                                 developing wholesale power
     3rd Floor                                                generation projects.
     George Town, Grand Cayman,
     Cayman Islands, B.W.I.

         TPS San Jose International,                          Cayman Islands. Subsidiary
         Inc.                                                 formed for the purpose of
         P. O. Box 866                                        developing wholesale power
         Anderson Square Building                             generation projects.
         3rd Floor
         George Town, Grand Cayman
         Cayman Islands, B.W.I.

         TPS San Jose, LDC                                    Cayman Islands. Developer and
         P. O. Box 866                                        owner of a wholesale power
         Anderson Square Building                             generation facility.(3)
         3rd Floor
         George Town, Grand Cayman
         Cayman Islands, B.W.I

              Palm Import and Export                          British Virgin Islands. Holds
              Corporation                                     an interest in CGESJ and TPS San
              P.O. Box 146                                    Jose, LDC.
              Road Tolon, Tortola B.V.I.

              Triangle Finance                                Delaware.  Subsidiary formed
              Company, LLC                                    for the purpose of borrowing
              702 N. Franklin Street                          and lending funds.
              Tampa, Florida 33602

              San Jose Power Holding                          Cayman Islands. Holds a
              Company, Ltd.                                   partnership interest in
              P.O. Box 1111GT                                 CGESJ. (4)
              Georgetown, Grand Cayman
              Cayman Islands, B.W.I.

         TPS Palmera, LDC                                     Cayman Islands.  Holds an
         P.O. Box 866                                         interest in Triangle Finance
         Anderson Square Building                             Company, LLC and San Jose
         3rd Floor                                            Power Holding Company, Ltd.
         Georgetown, Grand Cayman
         Cayman Islands, B.W.I.

         Tasajero I, LDC                                      Cayman Islands.  Non-operating
         P.O. Box 866                                         company.
         Anderson Square Building
         3rd Floor
         George Town, Grand Cayman
         Cayman Islands, B.W.I.



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


NAME AND ADDRESS                                               LOCATION AND NATURE OF BUSINESS
----------------                                               -------------------------------
           TPS Operaciones de                                 Guatemala.  Operations company for
           Guatemala, Ltda.                                   CGESJ, an EWG and foreign utility and
           13 Calle 3-40, Zona 10                             TCAE, an EWG.
           Edifico Atlantis
           Oficina 503, 5to. Nivel
           Guatemala City,
           Guatemala, C.A.

              TPS Administraciones,                           Guatemala. Administration
              Ltda.                                           company for CGESJ, an EWG and foreign
              13 Calle 3-40, Zona 10                          utility and TCAE, an EWG.
              Edificio Atlantis
              Oficina 503, 5to. Nivel
              Guatemala City
              Guatemala C.A.

         TPS de Ultramar, Ltd.                                Cayman Islands. Holding company.
         P.O. Box 866
         Anderson Square Building
         3rd Floor
         George Town, Grand Cayman
         Cayman Islands, B.W.I.

              TPS de Ultramar                                 Guatemala.  Holding company.
              Guatemala, S.A.
              13 Calle 3-40, Zona 10
              Edificio Atlantis
              Oficina 503, 5to.  Nivel
              Guatemala City, Guatemala
              C.A.

                  Distribucion Electrica                      Guatemala.  Holding company.
                  CentroAmericana II, S.A.
                  (DECA II)
                  13 Calle 3-40, Zona 10
                  Edificio Atlantis
                  Oficina 503, 5to. Nivel
                  Guatemala City, Guatemala
                  C.A.

                      Navega.com, S.A.                        Guatemala.  Provides fiber optics
                      13 Calle 3-40,Zona 10                   through different carriers by
                      Edificio Atlantis                       telecommunications networks.
                      Oficina 503,5to.  Nivel
                      Guatemala City,
                      Guatemala C.A.

                      Cardieegsa, S.A.                        Guatemala.  Credit union for foreign
                      13 Calle 3-40,Zona 10                   utility company employees.
                      Edificio Atlantis
                      Oficina 503,5to.  Nivel
                      Guatemala City,
                      Guatemala C.A.

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


NAME AND ADDRESS                                               LOCATION AND NATURE OF BUSINESS
----------------                                               -------------------------------

                           Commercializdora                   Guatemala.  Subsidiary formed to
                           Electrica de                       conduct non-regulatory business of
                           Guatemala S.A.                     a foreign utility.
                           13 Calle 3-40,
                           Zona 10,
                           Edificio Atlantis
                           Oficina 503,5to.
                           Nivel
                           Guatemala City,
                           Guatemala C.A.

                           Energica, S.A.                     Guatemala.  Subsidiary formed to
                           13 Calle 3-40,                     conduct installation business of a
                           Zona 10,                           foreign utility.
                           Edificio Atlantis
                           Oficina 503,5to.
                           Nivel
                           Guatemala City,
                           Guatemala C.A.

                           Transportista                      Guatemala.  Asset holding company.
                           Electrica
                           Centroamericana,
                           S.A.
                           13 Calle 3-40,
                           Zona 10,
                           Edificio Atlantis
                           Oficina 503,5to.
                           Nivel
                           Guatemala City,
                           Guatemala C.A.

                  Generacion Electrica                        Guatemala.  Subsidiary formed for the
                  Centroamericana, S.A.                       purpose of developing wholesale
                  13 Calle 3-40, Zona 10                      generating projects.
                  Edificio Atlantis
                  Oficina 503, 5to.
                  Nivel
                  Guatemala City,
                  Guatemala C.A.

                  Administradora de                           Guatemala.  Asset holding company.
                  Inmuebles Santo
                  Tomas, S.A.
                  13 Calle 3-40, Zona 10
                  Edificio Atlantis
                  Oficina 503, 5to.
                  Nivel
                  Guatemala City,
                  Guatemala C.A.



NAME AND ADDRESS                                               LOCATION AND NATURE OF BUSINESS
----------------                                               -------------------------------

              TPS Escuintla I, LDC                            Cayman Islands.  Non-operating
              P. O. Box 866company.
              Anderson Square Building
              3rd Floor
              George Town, Grand Cayman
              Cayman Islands, B.W.I.

                Generadora Electrica                          Guatemala.  Limited corporation
                Centroamerica, Ltd.                           formed to develop a wholesale
                13 Calle 3-40, Zona 10                        power generation project.
                Edifico Atlantis
                Oficina 503, 5to. Nivel
                Guatemala City,
                Guatemala, C.A.

         TPS Pavana, Ltd.                                     Cayman Islands. Non-operating
         P.O. Box 866                                         company.
         Anderson Square Building
         3rd Floor
         George Town, Grand Cayman
         Cayman Islands, B.W.I.

         TM Global Power, LLC                                 Delaware.  Develops foreign
         712 Main Street, Suite 2200                          projects for production of
         Houston, TX 77002                                    electricity, thermal energy,
                                                              chilled water and by-products.

              Bear Energy Corporation                         British Virgin Islands.
              Craigmuir Chambers                              General partner of CPC Limited
              P.O. Box 71                                     Partnership.
              Road Tolon, Tortola
              B.V.I.

                CPC Limited Partnership                       Cayman Islands.  Development of
                Maples & Calder                               wholesale power generation projects.
                P.O. Box 309
                Ugland House
                South Church Street
                Grand Cayman,
                Cayman Islands

                  Cambodia Power Company                      Cambodia. Subsidiary formed
                  712 Main Street                             for the purpose of developing
                  Suite 2200                                  a wholesale power generation
                  Houston, TX  77002                          project.

              Mosbacher Power                                 Delaware.  Develops electric
              International LLC                               power cogeneration projects.
              712 Main Street, Suite 2200
              Houston, TX 77002




NAME AND ADDRESS                                               LOCATION AND NATURE OF BUSINESS
----------------                                               -------------------------------

              Mosbacher Power Brasil,                         Brazil. Non-operating
              Ltda.        company.
              712 Main Street,
              Suite 2200
              Houston, TX 77002

              RAM Power India I, Ltd.                         British Virgin Islands.
              Craigmuir Chambers                              Non-operating company.
              P.O. Box 71
              Road Tolon, Tortola
              B.V.I.

              TM Turkish Holdings, LLC                        Delaware.  Subsidiary formed
              712 Main Street                                 for the purpose of developing
              Suite 2200                                      wholesale power generation
              Houston, TX 77002                               project.

                  Nuh Yapi Urunleri ve                        Turkey.  Subsidiary formed for
                  Mabina Sanayi a.s.                          the purpose of developing
                  712 Main Street                             wholesale power generation
                  Suite 2200                                  project.
                  Houston, TX 77002

     Pasco Power GP, Inc.                                     Florida.  Holds an indirect
     702 N. Franklin Street                                   interest in a qualified
     Tampa, FL  33602                                         cogeneration facility in
                                                              Florida.










(1)      Direct subsidiary of TECO Energy, Inc.

(2) Hardee Power I, as the general partner of Hardee Power Partners; TECO Power, as the owner of all outstanding voting securities of Hardee Power I and Hardee Power II and thus the indirect owner of all outstanding voting securities of Hardee Power Partners; and TECO Energy, as the owner of all outstanding voting securities of TECO Power and thus the indirect owner of all outstanding voting securities of Hardee Power Partners, are each a "holding company" with respect to Hardee Power Partners for purposes of the Act.

(3) TPS San Jose, LDC held 92-percent and Palm Import and Export Corporation held 8-percent of the Class A shares of San Jose Power Holding Company at December 31, 2000. TPS San Jose, LDC owned 100-percent of Triangle Finance Company, LLC at Dec. 31, 2000.

(4) The original FUCO filing for CGESJ occurred in October, 1999. The filing was amended and restated based on a change in ownership in January, 2000. CGESJ was determined an EWG on March 17, 2000.

2. A brief description of the properties of claimants and each of their subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which the claimants and their subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

       The only properties to which this question applies are the following properties of Tampa Electric and Hardee Power Partners:

       TAMPA ELECTRIC - ELECTRIC OPERATIONS

       Tampa Electric had five electric generating plants and four combustion turbine units in service with a total net generating capability at December 31, 2000 of 3,960 megawatts (MW) including Big Bend (1,825-MW capability for four coal units), Gannon (1,230-MW capability for six coal units), Hookers Point (197-MW capability for five oil units), Phillips (36-MW capability for two diesel units), Polk (315-MW capability from one integrated gasification combined cycle (IGCC) unit) and four combustion turbine units located at the Big Bend and Gannon stations (357 MWs). Capability as used herein represents the demonstrable dependable load carrying abilities of the generating units during peak periods as proven under actual operating conditions. Units at Hookers Point went into service from 1948 to 1955, at Gannon from 1957 to 1967, and at Big Bend from 1970 to 1985. The Polk IGCC unit began commercial operation in September 1996. In 1991, Tampa Electric purchased two power plants (Dinner Lake and Phillips) from the Sebring Utilities Commission (Sebring). Dinner Lake and Phillips were placed in service by Sebring in 1966 and 1983, respectively. In March 1994, Tampa Electric placed Dinner Lake on long-term reserve standby.

       Tampa Electric owns 184 substations having an aggregate transformer capacity of 16,952,772 KVA. The transmission system consists of approximately 1,211 pole miles of high voltage transmission lines, and the distribution system consists of 6,967 pole miles of overhead lines and 2,927 trench miles of underground lines. As of December 31, 2000, there were 568,350 meters in service. All of this property is located in the State of Florida.

       All plants and important fixed assets are held in fee except that title to some of the properties is subject to easements, leases, contracts, covenants and similar encumbrances and minor defects, of the nature common to properties of the size and character of those of Tampa Electric.

       Tampa Electric has easements for rights-of-way adequate for the maintenance and operation of its electrical transmission and distribution lines that are not constructed upon public highways, roads and streets. It has the power of eminent domain under Florida law for the acquisition of any such rights-of-way for the operation of transmission and distribution lines. Transmission and distribution lines located in public ways are maintained under franchises or permits.

       Tampa Electric has a long-term lease for the office building in downtown Tampa, Florida which serves as headquarters for TECO Energy, Tampa Electric, and numerous other TECO Energy subsidiaries.

       TAMPA ELECTRIC - GAS OPERATIONS

       Tampa Electric, through its Peoples Gas System division, owns approximately 8,200 miles of distribution mains, over 4,208 miles of service lines, plus meters, regulators, and other related equipment used in serving natural gas to approximately 256,000 residential, commercial and industrial customers located wholly within the State of Florida.

       The natural gas distribution properties are located primarily in the metropolitan areas of Jacksonville, Daytona Beach, Orlando, Eustis, Avon Park, Lakeland, Tampa, St. Petersburg, Sarasota, Palm Beach Gardens, Pompano Beach, Fort Lauderdale, Ft. Myers, Hollywood, North Miami, Miami Beach, Miami, Naples, Panama City and Ocala, Florida.

       HARDEE POWER PARTNERS

       Hardee Power Partners has one electric generating plant, the Hardee Power Station, which went into commercial operation January 1, 1993. The station is located in Hardee County, Florida, on property under a long-term lease. The plant has a net generating capability of 370 MWs consisting of one combined cycle unit (220 MWs) and two combustion turbine (75 MWs). The expansion project increased the existing 295 MWs to 370 MWs. This is the first expansion since the commercial operation in 1993. The commercial operation date of the 75-megawatt expansion was May 17, 2000. Capability as used herein represents the demonstrable dependable load carrying abilities of the unit during peak periods as proven under actual operating conditions. Hardee Power Partners owns no transmission or distribution facilities.

3. The following information for the last calendar year with respect to the claimants and each of their subsidiary public utility companies:

       (a) Number of kwh of electric energy sold (at retail or wholesale), and Mcf of natural or manufactured gas distributed at retail.

              TECO Energy - None
              Tampa Electric

                      19,201,766,000 KWH - Florida
                      $1,352,869,056 Revenue

              Tampa Electric (Peoples Gas System division)
                          32,060,000 Mcf(Sales) Florida
                        $232,774,000 Revenue
                          82,184,000 Mcf(Transportation) Florida
                         $48,665,000 Revenue

              TECO Power - None

                      Hardee Power I - None

              Hardee Power Partners

                      1,020,242,000 KWH - Florida
                      $ 128,284,914 Revenue

       (b) Number of KWH of electric energy and Mcf of natural or manufactured gas distributed at retail outside the state in which each such company is organized.

                      TECO Energy - None
                      Tampa Electric - None
                      TECO Power - None
                      Hardee Power I - None
                      Hardee Power Partners - None

       (c) Number of KWH of electric energy and Mcf of natural or manufactured gas sold at wholesale outside the State in which each such company is organized or at the State line.

                      TECO Energy - None
                      Tampa Electric -   5,838,000 Total KWH
                                          $436,337 Total Revenue

                             Texas -     3,473,000 KWH
                                          $272,547 Revenue
                          Missouri -       440,000 KWH
                                           $25,080 Revenue
                             Alabama -   1,405,000 KWH
                                           $87,635 Revenue
                             New York -    320,000 KWH
                                           $25,700 Revenue
                             Georgia -     200,000 KWH
                                           $26,000 Revenue

                      TECO Power - None
                      Hardee Power I - None
                      Hardee Power Partners - None

       (d) Number of KWH of electric energy and Mcf of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

                      TECO Energy - None

                      Tampa Electric -   211,385,000 Total KWH
                                         $13,327,097 Total Expense

                         Texas -         102,343,000 KWH
                                          $6,908,158 Expense
                         Alabama -         6,809,000 KWH
                                            $451,415 Expense
                         New York -       79,201,000 KWH
                                          $4,312,976 Expense
                           Missouri -     22,795,000 KWH
                                          $1,644,768 Revenue

                           Georgia -            137,000 KWH
                                                 $4,880 Revenue
                           Connecticut -        100,000 KWH
                                                 $4,900 Revenue
                      TECO Power - None
                      Hardee Power I - None
                      Hardee Power Partners - None

4. The following information for the reporting period with respect to claimants and each interest held directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

(a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

         1.       FACILITY NAME, ADDRESS AND LOCATION:

                  Tampa Centro Americana de Electricidad, Limitada (TCAE) Alborada Power Station (owned by TCAE, an EWG) Escuintla, Guatemala Approximately 35 miles southwest of Guatemala City, Guatemala

                  DESCRIPTION:

                  A 78-MW oil-fired electric generating facility. Also includes a 230KV switchyard with two 13.8KV transformers and associated equipment.

          2.      FACILITY NAME, ADDRESS AND LOCATION:

                  Empressa Electrica de Guatemala, S.A. (EEGSA) (a foreign utility company) Located in Guatemala City, Guatemala

                  DESCRIPTION:

                  Principal electric distribution company in Guatemala.

              3.      FACILITY NAME, ADDRESS AND LOCATION:

                      Central Generadora Electrica San Jose, S.R.L. (CGESJ) San Jose Power Station (owned by CGESJ, an EWG and a foreign utility company).(4) Masagua, Guatemala Approximately 45 miles southwest of Guatemala City, Guatemala

                      DESCRIPTION:

                      A 120-MW coal-fired electric generating facility. Also includes a 230-KV switchyard with two 13.8-KV transformers and associated equipment.

              4.      FACILITY NAME, ADDRESS AND LOCATION:

                      ECK Generating, s.r.o (an EWG)
                      Dubska Teplarna
                      272 03 Kladno, Czech Republic
                      Approximately 30km west of Prague, Czech Republic

                      DESCRIPTION:

                      A 342-MW facility consisting of two AB circulating fluidized bed boilers with two 125-MW steam turbine generators, a 65-MW AB gas turbine, and a refurbished coal-fired boiler with a 28-MW and 6-MW steam turbine. All supply steam, electricity and hot water to the local industrials, city hot water system and local electricity utility.

              5.      FACILITY NAME, ADDRESS AND LOCATION:

                      Energeticke Centrum Kladno, a.s.
                      (a foreign utility company)
                      Dubska Teplarna
                      272 03 Kladno, Czech Republic
                      Approximately 30km west of Prague, Czech Republic

                      DESCRIPTION:

                      Distributes thermal and electrical energy to Poldi Steel and other industrial customers in the Poldi Steel industry complex.

              6.      FACILITY NAME, ADDRESS AND LOCATION:

                      Commonwealth Chesapeake Company (CCC), LLC (5)
                      (an EWG)
                      712 Main Street
                      Suite 200
                      Houston, Texas 77002
                      Located on the Delmarva Peninsula, Acconmack County, Virginia

                      DESCRIPTION:

                      A 312-megawatt combustion turbine peaking plant using low-sulfur fuel oil. First phase went into service in the third quarter of 2000. Second phase is expected to go online in the second quarter of 2001.

              7.      FACILITY NAME, ADDRESS AND LOCATION:

                      TPS Dell, LLC (an EWG)
                      702 N. Franklin St.
                      Tampa, Florida 33602
                      Location: City of Dell, Mississippi County, Arkansas

                      DESCRIPTION:

                      An approximately 500-megawatt gas-fired combined cycle electric generation plant. Under construction, to be located in the City of Dell in Mississippi County, Arkansas.

              8.      FACILITY NAME, ADDRESS AND LOCATION:

                      TPS McAdams, LLC (an EWG)
                      702 N. Franklin St.
                      Tampa, Florida 33602
                      Location is Attala County, Mississippi

                      DESCRIPTION:

                      An approximately 500-megawatt gas-fired combined cycle electric generation plant. Under construction, to be located in McAdams and Sallis, in Attala County, Mississippi.

              9.      FACILITY NAME, ADDRESS AND LOCATION:

                      Union Power Partners, L.P. (an EWG)
                      4100 Spring Valley Rd.
                      Suite 1001
                      Dallas, Texas 75244
                      Location is Union County, Arkansas

                      DESCRIPTION:

                      An approximately 2000-megawatt natural gas-fired combined cycle electric generation plant. Under construction, to be located in Union County, Arkansas.

              10.     FACILITY NAME, ADDRESS AND LOCATION:

                      Panda Gila River, L.P. (an EWG)
                      4100 Spring Valley Rd.
                      Suite 1001
                      Dallas, Texas 75244
                      Location is Maricopa County, Arizona.

                      DESCRIPTION:

                      An approximately 2000-megawatt natural gas-fired combined cycle merchant plant. Under construction, to be located in Maricopa County, Arizona.

              11.     FACILITY NAME, ADDRESS AND LOCATION:

                      Hamakua Energy Partners, L.P.
                      Hamakua Power Station(an EWG)
                      45-300 Lehua Street
                      P. O. Box 40
                      Honoka'a, Hawaii  96727
                      Located on the northeastern coast of the island of Hawaii, just north of the town of Honoka'a.

                      DESCRIPTION:

                      The plant consists of a nominal 60 MW 2-on-1 combined cycle facility including two water-injected GE model LM2500 aeroderivative combustion turbine engines burning naphtha as the primary fuel with no. 2 diesel fuel for startup and shutdown, two unfired Aalborg heat recovery steam generators with SCR's, and one Mitsubishi steam turbine generator.

       (b) Name of each system company that holds an interest in such EWG or foreign utility company; and the description of the interest held.

              1. TCAE
              At December 31, 2000:

              TECO Power Services Corporation had a 100-percent ownership interest in TPS Guatemala One, Inc.

              TPS Guatemala One, Inc. had a 96.06-percent ownership interest in TCAE.

              2. EEGSA
              At December 31, 2000:

              TECO Power Services Corporation had a 100-percent ownership interest in TPS International Power, Inc.

              TPS International Power, Inc. had a 100-percent ownership interest in TPS de Ultramar, Ltd.

              TPS de Ultramar, Ltd. had a 99-percent ownership interest in TPS de Ultramar Guatemala, S.A.

              TPS International Power, Inc. had a 1-percent ownership interest in TPS de Ultramar Guatemala, S.A.

              TPS de Ultramar Guatemala, S.A. had a 30-percent ownership interest in DECA II.

              DECA II had an 80.79-percent ownership in EEGSA.

              3. CGESJ
              At December 31, 2000:

              TECO Power Services Corporation had a 100-percent ownership interest in TPS International Power, Inc.

              TPS International Power, Inc. had a 99-percent ownership interest in TPS San Jose, LDC.

              TPS San Jose International, Inc. had a 1-ownership interest in TPS San Jose, LDC.

              TPS San Jose LDC had a 92-percent interest in the class A shares of San Jose Power Holding Company, Ltd.

              Palm Import and Export Corporation had an 8-percent interest in the class A shares of San Jose Power Holding Company, Ltd.

              TPS San Jose, LDC had a 99-percent interest in Palm Import and Export Corporation.

              TPS Palmera, LDC had a 1-percent interest in Palm Import and Export Corporation.

              TPS San Jose, LDC had a 99-percent interest in Triangle Finance Company, LLC.

              TPS Palmera, LDC had a 1% interest in Triangle Finance Company,
              LLC.

              San Jose Power Holding Company, Ltd. had a 92-percent interest in CGESJ.

              Palm Import and Export Corporation had an 8-percent interest in CGESJ.

              4. ECK GENERATING, S.R.O.
              At December 31, 2000:

              TECO Power Services Corporation had a 50-percent ownership interest in TM Power Ventures, LLC

              TM Power Ventures, LLC had a 100-percent ownership interest in TM Czech Power LLC

              TM Czech Power LLC had a 100-percent interest in TM Kladno Electricidad, s.r.l.

              TM Kladno Electricidad, s.r.l. had a 100-percent interest in TM Kladno, B.V.

              TM Kladno B.V. had a 50-percent interest in Nations Kladno B.V.

              Nations Kladno B.V. had a 30-percent interest in Matra Powerplant Holdings, B.V.

              Matra Powerplant Holdings, B.V. had an 89-percent interest in ECK Generating, s.r.o.

              5. ENERGETICKE CENTRUM KLADNO, A.S.
              At December 31, 2000:

              TECO Power Services Corporation had a 50-percent ownership interest in TM Power Ventures, LLC.

              TM Power Ventures, LLC had a 100-percent ownership in TM ECK LLC.

              TM ECK LLC had a 50-percent interest in Nations Kladno (II) B.V.

              Nations Kladno (II) B.V. had a 26.7-percent interest in Energeticke Centrum Kladno, a.s.

              6. COMMONWEALTH CHESAPEAKE COMPANY, LLC
              At December 31, 2000:

              TECO Power Services Corporation had a 50-percent ownership interest in TM Power Ventures, LLC.

              TM Power Ventures, LLC had a 100-percent ownership in TM Delmarva Power, LLC.

              TM Delmarva Power, LLC had a 50-percent ownership interest in Commonwealth Chesapeake Company, LLC.

              7. TPS DELL, LLC
              At December 31, 2000

              TECO Power Services Corporation had a 100-percent ownership interest in TECO Power Ventures, Inc.

              TECO Power Ventures, Inc. had a 100-percent ownership interest in TPS Power Ventures, LLC.

              TPS Power Ventures, LLC has a 100-percent ownership interest in TPS Dell, LLC.

              8. TPS MCADAMS, LLC
              At December 31, 2000

              TECO Power Services Corporation had a 100-percent ownership interest in TECO Power Ventures, Inc.

              TECO Power Ventures, Inc. had a 100-percent ownership interest in TPS Power Ventures, LLC.

              TPS Power Ventures, LLC had a 100-percent ownership interest in TPS McAdams, LLC.

              9. UNION POWER PARTNERS, L.P.
              At December 31, 2000

              TECO Power Services Corporation had a 100-percent interest in TPS LP, Inc. and TPS GP, Inc.

              TPS LP, Inc. had a 49-percent interest in TECO Panda Generating Company, L.P.

              TPS GP, Inc. had a 1-percent interest in TECO-Panda Generating Company, L.P.

              TECO-Panda Generating Company, L.P. had a 100-percent interest in Union Power I, LLC and Union Power II, LLC.

              Union Power I, LLC had a 1-percent interest in Union Power Partners, L.P.

              Union Power II, LLC had a 99-percent interest in Union Power Partners, L.P.

              10. PANDA GILA RIVER, L.P.
              At December 31, 2000

              TECO Power Services Corporation had a 100-percent interest in TPS LP, Inc. and TPS GP, Inc.

              TPS LP, Inc. had a 49-percent interest in TECO-Panda Generating Company, L.P.

              TPS GP, Inc. had a 1-percent interest in TECO-Panda Generating Company, L.P.

              TECO-Panda Generating Company, L.P. had a 100-percent interest in Panda Gila River I, LLC and Panda Gila River II, LLC.

              Panda Gila River I, LLC had a 1-percent interest in Panda Gila River, L.P.

              Panda Gila River II, LLC had a 99-percent interest in Panda Gila River, L.P.

              11. HAMAKUA ENERGY PARTNERS, L.P.
              At December 31, 2000

              TECO Power Services Corporation had a 100-percent interest in TPS Hamakua, Inc. and TPS Hawaii, Inc.

              TPS Hamakua, Inc. had a 1-percent interest in Hamakua Energy Partners, L.P.

              TPS Hawaii, Inc. had a 49-percent interest in Hamakua Energy Partners, L.P.

       (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

              1. TCAE
              At December 31, 2000:

              TECO Power Services Corporation had advanced $22,666,262 to TPS Guatemala One, Inc.

              TPS Guatemala One, Inc. had invested in $5,825,963 TCAE.

              Standby letters of credit totaling $5.7 million at December 31, 2000 were provided by TECO Energy to support certain activities of TCAE.

              2. EEGSA
              At December 31, 2000:

              TECO Power Services Corporation had invested $302,787,584 in TPS International Power, Inc.

              TPS International Power, Inc. had invested $114,146,553 in TPS de Ultramar, Ltd.

              TPS de Ultramar, Ltd. had invested $114,987,486 in TPS de Ultramar Guatemala, S.A.

              TPS de Ultramar Guatemala, S.A. had invested $110,542,579 in DECA II.

              DECA II had invested $520,000,000 in EEGSA.

              Guarantees totaling $15 million at December 31, 2000 were provided by TECO Energy to support certain activities of EEGSA.

              3. CGESJ
              At December 31, 2000:

              TECO Power Services Corporation had an invested $302,787,584 in TPS International Power, Inc.

              TPS International Power, Inc. had invested $150,772,940 TPS San Jose, LDC.

              TPS San Jose, LDC had invested $151,490 in the class A shares of San Jose Power Holding Company, Ltd.

              TPS San Jose, LDC had invested $91,915 in Palm Import and Export Corporation.

              TPS San Jose, LDC had invested $131,905,814 in Triangle Finance Company, LLC.

              Palm Import and Export Corporation had invested $13,173 in the class A shares of San Jose Power Holding Company, Ltd.

              Triangle Finance Company, LLC had invested $131,905,814 in CGESJ.

              San Jose Power Holding Company, Ltd. had invested $151,490 in
              CGESJ.

              Palm Import and Export Corporation had invested $91,915 in CGESJ.

              Standby letters of credit and guarantees totaling $18.4 million at December 31, 2000 were provided by TECO Energy to support certain activities of CGESJ.

              4. ECK GENERATING, S.R.O
              At December 31, 2000:

              TECO Power Services Corporation had invested $160,868,862 in TM Power Ventures, LLC.

              TM Power Ventures, LLC had invested $20,312,659 in TM Czech Power LLC.

              TM Czech Power LLC had invested $20,312,659 in TM Kladno Electricidad, s.r.l.

              TM Kladno Electricidad, s.r.l. had invested $20,312,659 in TM Kladno B.V.

              TM Kladno B.V. had invested $20,312,659 in Nations Kladno B.V.

              Nations Kladno B.V. had invested $20,312,659 in Matra Powerplant Holdings, B.V.

              Matra Powerplant Holdings, B.V. had invested $20,312,659 in ECK Generating, s.r.o.

              Standby letters of credit totaling $3.8 million at December 31, 2000 were provided by TECO Energy to support certain activities of ECK Generating, s.r.o.

              5. ENERGETICKE CENTRUM KLADNO, A.S.
              At December 31, 2000:

              TECO Power Services Corporation had invested $100,000 in TM Power Ventures, LLC.

              TM Power Ventures, LLC had invested $100,000 in TM ECK LLC.

              TM ECK LLC had invested $100,000 in Nations Kladno (II) B.V.

              Nations Kladno (II) B.V. had invested $100,000 in Energeticke Centrum Kladno, a.s.

              6. COMMONWEALTH CHESAPEAKE COMPANY LLC
              At December 31, 2000:

              TECO Power Services Corporation had invested $160,868,862 in TM Power Ventures, LLC.

              TM Power Ventures, LLC had invested $139,100,775 in TM Delmarva Power LLC.

              TM Delmarva Power, LLC had invested $139,100,775 in Commonwealth Chesapeake Company, LLC.

              7. TPS DELL, LLC
              At December 31, 2000:

              TECO Power Services Corporation had invested $53,037,114 in TECO Power Ventures, Inc.

              TECO Power Ventures, Inc. had invested $53,037,114 in TPS Power Ventures, LLC.

              TPS Power Ventures, LLC had invested $53,037,114 in TPS Dell, LLC.

              8. TPS MCADAMS, LLC
              At December 31, 2000:

              TECO Power Services Corporation had invested $58,740,605 in TECO Power Ventures, Inc.

              TECO Power Ventures, Inc. had invested $58,740,605 in TPS Power Ventures, LLC.

              TPS Power Ventures, LLC had invested $58,740,605 in TPS McAdams, LLC.



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


              9. UNION POWER PARTNERS, L.P.
              At December 31, 2000:

              TECO Power Services Corporation had invested $120,367,434 in Union Power Partners, L.P.

              10. PANDA GILA RIVER, L.P.
              At December 31, 2000:

              TECO Power Services Corporation had invested $76,938,468 in Panda Gila River, L.P.

              11. HAMAKUA ENERGY PARTNERS, L.P.
              At December 31, 2000:

              TECO Power Services Corporation had invested $24,589 in TPS Hamakua, Inc.

              TECO Power Services Corporation had invested $1,156,844 in TPS Hawaii, Inc.

              TPS Hamakua, Inc. had invested $24,589 in Hamakua Energy Partners, L.P.

              TPS Hawaii, Inc. had invested $1,156,844 in Hamakua Energy Partners, L.P.

(d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

              Total capitalization of TCAE at December 31, 2000 was $15,872,479. Total earnings of TCAE for the year ended December 31, 2000 were $6,497,557. TPS Guatemala One's portion of the earnings of TCAE for the year ended December 31, 2000 was $6,241,554.

              Total capitalization of EEGSA at December 31, 2000 was $400,129,000. Total earnings of EEGSA for the year ended December 31, 2000 were $14,629,000. (6)

              Total capitalization of CGESJ at December 31, 2000 was $130,658,423. Total earnings of CGESJ at December 31, 2000 was $18,549,480 (project went into commercial operation in January, 2000).

              Total capitalization of ECK Generating, s.r.o. at December 31, 2000 was $20,312,659. TM Power Venture's portion of the earnings of ECK Generating, s.r.o. for the year ended December 31, 2000 was $0.

              Total capitalization of Energeticke Centrum Kladno, a.s. at December 31, 2000 was $100,000. TM Power Venture's portion of the earnings of Energeticke Centrum Kladno, a.s. for the year ended December 31, 2000 was $0.

              Total capitalization of Commonwealth Chesapeake Company, LLC at December 31, 2000 was $137,972,752. TM Power Venture's portion of the earnings of Commonwealth Chesapeake Company, LLC were at a loss for the year ended December 31, 2000.

              Total capitalization of TPS Dell, LLC at December 31, 2000 was $53,037,114. Total earnings of TPS Dell, LLC at December 31, 2000 was $0.

              Total capitalization of TPS McAdams, LLC at December 31, 2000 was $58,740,606. Total earnings of TPS McAdams, LLC at December 31, 2000 was $0.

              Total capitalization of Union Power Partners, LP at December 31, 2000 was $120,367,434. Total earnings of Union Power Partners, LP at December 31, 2000 was $0.

              Total capitalization of Panda Gila River, LP at December 31, 2000 was $76,938,468. Total earnings of Panda Gila River, LP at December 31, 2000 was $0.

              Total capitalization of Hamakua Energy Partners, LP at December 31, 2000 was $1,181,433. Total earnings of Hamakua Energy Partners, LP were at a loss for the year ended December 31, 2000.

       (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

              1. TPS Operaciones de Guatemala, Limitada (TPS Operaciones) has an agreement to provide operations and maintenance services to CGESJ. TPS Operaciones is reimbursed for its direct expenses and receives an operating fee which was $9,000/month prior to operations and is $20,000/month (with performance incentives and price escalation based on the CPI - Consumer Price Index (CPI) during the operations period.

              2. TPS Administraciones, Limitada (TPS Administraciones) has an agreement to provide administrative and support services to CGESJ. TPS Administraciones is receiving a $75,000 fee per year with price escalation based on the CPI and is being reimbursed for its direct costs.

              3. TECO Power has an agreement to provide engineering and construction management services to San Jose Power Holding Company, Ltd. TECO Power is being reimbursed for its direct costs.

              4. TPS Operaciones has an agreement to provide operations and maintenance services to TCAE. TPS Operaciones is reimbursed for its direct expenses and receives an operating fee of $32,000/month beginning September 2000. The operating fee is to be escalated each year during the term based on the CPI. A bonus/penalty is paid/assessed to/against TPS Operaciones based on performance guarantees.

              5. TPS Administraciones provides administrative and support services to TCAE. TPS Administraciones receives a $5,000/month fee and is being reimbursed for its direct costs.

              6. TPS Virginia Operations Company (VAOPS) and CCC are currently in negotiations for VAOPS to perform operations and maintenance functions for CCC. The services provided by VAOPS personnel are not reimbursable until the contract agreement is formed. As of December 31, 2000, this outstanding amount totaled $727,671.

Attached hereto as Exhibit A are consolidating balance sheets and statements of income and retained earnings for the twelve months ended December 31, 2000 of TECO Energy, TECO Power, and Hardee Power I, and their subsidiaries.

Exhibit B, Financial Data Schedule, was included in the filing made electronically with the Securities and Exchange Commission of this document via EDGAR as Exhibit 27 (Ex-27).

Attached hereto as Exhibit C is an organizational chart showing the relationship of TECO Energy, TECO Power and their subsidiaries and the EWG's and foreign utility companies set forth in Item 4(a).

Each of TECO Energy, TECO Power, and Hardee Power I has caused this statement to be duly executed on its behalf by its authorized officer on this 28th day of February, 2001.

(5) The original filing for CCC for EWG status was December 21, 1998. EWG status reaffirmed February 2, 2000 after change in upstream ownership.

(6) The earnings and capitalization for EEGSA are not available until April 2001. Due to receiving this information after March 1, reporting for EEGSA will be on a one-year lag from the year filed.

(CORPORATE SEAL)                                TECO ENERGY, INC.




ATTEST:                                      BY: /s/ S.A. MYERS
                                                ---------------------------
                                                  S.A. Myers
                                                  Vice President-Corporate
                                                  Accounting and Tax

     D. E. SCHWARTZ, SECRETARY

(CORPORATE SEAL)                             TECO POWER SERVICES CORPORATION

ATTEST:                                      BY: /s/ A.D. REMMERS
                                                ---------------------------
                                                A. Dean Remmers
                                                Vice President-Controller

     D. E. SCHWARTZ, SECRETARY

(CORPORATE SEAL)                             HARDEE POWER I, INC.


ATTEST:                                      BY: /s/ A.D.REMMERS
                                                ----------------------------
                                             A. Dean Remmers
                                             Vice President-Controller

     D. E. SCHWARTZ, SECRETARY




Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

                   Name:            S. A. Myers
                   Title:           Vice President-Corporate Accounting & Tax
                   Address:         TECO Energy, Inc.
                                    TECO Plaza
                                    702 N. Franklin Street
                                    Tampa, FL 33602